Exhibit 99.1

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

•	Revenues grew 3% for full year and 2% for fourth quarter, before currency
•	Adjusted EBITDA margin up 100 basis points for full year and up 240 basis points for fourth quarter
•	Underlying operating profit margin down 130 basis points for full year and up slightly for fourth quarter
•	Full-year adjusted EPS was $2.12, up 8% and fourth-quarter adjusted EPS was $0.60, up 11%
•	Board approved $0.02 annual dividend increase to $1.30 per share
•	2013 Outlook provided

NEW YORK, February 13, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the full year and fourth quarter ended December 31, 2012. The company reported full-year revenues from ongoing businesses of $12.9 billion, a 3% increase before currency. Adjusted EBITDA increased 5% from the prior year and the corresponding margin was 27.4% versus 26.4% in 2011. Underlying operating profit decreased 5% and the corresponding margin was 18.6% versus 19.9% in the prior year.

For the fourth quarter, the company reported revenues from ongoing businesses of $3.4 billion, a 2% increase before currency. Adjusted EBITDA margin of 28.2% and underlying operating profit margin of 19.6% were both up versus the fourth quarter of 2011.

Full-year adjusted earnings per share (EPS) were $2.12, up $0.16 from the prior year while fourth-quarter adjusted EPS was $0.60, up $0.06 from the prior-year period.

“2012 was a watershed year for us,” said James C. Smith, chief executive officer of Thomson Reuters.

“First and foremost, we achieved our targets for the full year for revenues, profit and free cash flow. Given the headwinds we faced in 2012, that performance reaffirmed just how strong this business really is.”

“2012 will best be known as the year we turned the tide in our Financial & Risk business. I said last year that our journey would entail a multi-quarter turnaround; we are halfway through that process. We laid the groundwork for future success with solid improvements in product quality, customer service and execution capabilities.”

“We enter 2013 with more confidence and a much stronger foundation.”

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Consolidated Financial Highlights – Full-Year Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2012	2011	Change
Revenues	$13,278	$13,807	-4%
Operating profit (loss)1	$2,651	$(705)	nm	2
Diluted earnings (loss) per share (EPS)1	$2.49	$(1.67)	nm	2
Cash flow from operations	$2,704	$2,597	4%

Non-IFRS Financial Measures3	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$12,899	$12,743	1%		3%
Adjusted EBITDA	$3,529	$3,368	5%		6%
Adjusted EBITDA margin	27.4%	26.4%	100	bp	90	bp
Underlying operating profit	$2,405	$2,541	-5%		-4%
Underlying operating profit margin	18.6%	19.9%	-130	bp	-130	bp
Adjusted earnings per share (EPS)	$2.12	$1.96	8%
Free cash flow	$1,737	$1,602	8%
Free cash flow from ongoing businesses	$1,667	$1,387	20%

•	Revenues from ongoing businesses were $12.9 billion, a 3% increase before currency.
•
Adjusted EBITDA increased 5% and the corresponding margin increased to 27.4% versus 26.4% in the prior year driven by higher revenues, the elimination of integration expenses in 2012 and the continued focus on cost containment, partially offset by investments in customer service and customer administration.

•
Underlying operating profit decreased 5% and the corresponding margin was 18.6% versus 19.9% in the prior year due to higher depreciation and amortization expense related to recent acquisitions and new product launches.

•
Adjusted EPS was $2.12 compared to $1.96 in the prior year. The increase was primarily attributable to the elimination of integration expenses and a lower tax rate, partially offset by lower underlying operating profit. Foreign exchange had a $0.04 negative impact on adjusted EPS.

•	Free cash flow was $1.7 billion, up 8% compared to the prior year. Free cash flow from ongoing businesses was $1.7 billion, up 20% from 2011.

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.
____________________________
1 In 2011, operating loss and diluted loss per share included a $3.0 billion non-cash goodwill impairment charge. This charge is excluded from adjusted earnings, adjusted EBITDA and underlying operating profit.
2 nm – not meaningful
3 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Full-Year Business Segment Highlights

Financial & Risk

•
Revenues were up 1% (-1% organic) from the prior year as growth in Trading’s Commodities & Energy and Elektron Managed Services businesses, Investors Enterprise Content business and Marketplaces Tradeweb and FXall businesses was offset by weakness in other segments, primarily Trading’s Equities business and Investors Investment Management business. Governance, Risk & Compliance grew 43% (17% organic).

•	EBITDA of $1.8 billion declined 7% and the related margin declined 140 basis points versus the prior year driven by a 1% decline in organic revenue and continued investments into the business.
•
Operating income of $1.2 billion declined 13% and the related margin declined 220 basis points versus the prior year due to a decline in organic revenue and a $50 million increase in depreciation and amortization primarily from new product launches and investments made in prior periods.

Trading

•	Revenues decreased 3% with growth in Commodities & Energy, Data Feeds and Elektron Managed Services offset by legacy desktop cancellations primarily in Equities and Fixed Income.
•	Recoveries revenues were flat.

Investors

•
Revenues declined 1%. A 10% increase in Enterprise Content and a 1% increase in Wealth Management were offset by a 7% decline in Investment Management (due to the impact of negative net sales) and a 2% decline in Corporates.

Marketplaces

•	Revenues increased 8% (1% organic) driven by the acquisition of FXall and a 19% increase (5% organic) in Tradeweb (due to the acquisition of Rafferty in 2011).

Governance, Risk & Compliance

•	Revenues grew 43% (17% organic) to $219 million driven by new sales and continued strong demand for risk and compliance solutions.

Legal

•
Revenues increased 3% (1% organic). US Law Firm Solutions grew 1% driven by a 12% increase in Business of Law (FindLaw and Elite), offset by a 2% decline in research-related revenues. Corporate, Government & Academic and Risk & Compliance revenues increased 3%. Global businesses grew 8% with solid growth in Latin America.

•	US print revenues declined 5% as firms continued to control discretionary spending. Excluding US print, revenues grew 5% (3% organic).
•	EBITDA increased 3% and the corresponding margin was 37.8% compared to 37.6% in the prior year.
•	Operating profit increased 2% and the corresponding margin was 29.3% compared to 29.2% in the prior year.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Tax & Accounting

•
Revenues increased 16% (5% organic) driven by acquisitions and strong growth from the ONESOURCE suite and software sales to accounting firms. Government (5% of total revenues) declined 29% and was the only business within Tax & Accounting that saw organic revenues decline as the number of new government contracts slowed.

•	EBITDA increased 13% and the related margin decreased 40 basis points to 31.2%. Excluding Government, EBITDA rose 20% and the related margin increased more than 100 basis points.
•
Operating profit increased 10% and the related margin decreased 100 basis points to 21.6% due to software amortization from acquisitions. Excluding Government, operating profit rose 22% and the related margin increased more than 100 basis points.

Intellectual Property & Science

•
Revenues were up 6% (3% organic), driven by strong subscription growth (up 9%), somewhat offset by a decline in transactional revenues (down 4%). IP Solutions grew 3%, Life Sciences increased 5% and Scientific & Scholarly Research increased 2%.

•
EBITDA increased 2% with the corresponding margin declining 80 basis points to 33.9% primarily due to the dilutive impact of the MarkMonitor acquisition and the decline in high-margin transaction revenues.

•
Operating profit decreased 1% with the corresponding margin declining 150 basis points to 26.3%. The decline in the margin reflected the same items that impacted the EBITDA margin as well as an increase in depreciation and amortization due to products released in the second half of 2011.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Consolidated Financial Highlights – Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2012	2011	Change
Revenues	$3,399	$3,577	-5%
Operating profit (loss)1	$557	$(2,593)	nm	2
Diluted earnings (loss) per share (EPS)1	$0.45	$(3.11)	nm	2
Cash flow from operations	$954	$942	1%

Non-IFRS Financial Measures3	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$3,358	$3,308	2%		2%
Adjusted EBITDA	$948	$852	11%		13%
Adjusted EBITDA margin	28.2%	25.8%	240	bp	260	bp
Underlying operating profit	$658	$646	2%		3%
Underlying operating profit margin	19.6%	19.5%	10	bp	20	bp
Adjusted earnings per share (EPS)	$0.60	$0.54	11%
Free cash flow	$707	$669	6%
Free cash flow from ongoing businesses	$698	$602	16%

•	Revenues from ongoing businesses were $3.4 billion, a 2% increase before currency.
•
Adjusted EBITDA increased 11% and the corresponding margin was 28.2% versus 25.8% in the prior-year period. The margin improvement was driven by the elimination of integration expenses, lower reorganization costs and continued cost containment, partially offset by flat organic revenue growth.

•
Underlying operating profit increased 2% and the corresponding margin was 19.6% versus 19.5% in the prior-year period driven by continued cost containment and lower reorganization costs, offset in part by flat organic revenue growth and higher depreciation and amortization expense (40 basis point impact) from investments made in prior periods.

•
Adjusted EPS was $0.60, an increase of $0.06 from the prior-year period. Higher underlying operating profit and the elimination of integration expenses were partially offset by a higher tax rate. Foreign exchange had a $0.01 negative impact on adjusted EPS.

____________________________
1 In 2011, operating loss and diluted loss per share included a $3.0 billion non-cash goodwill impairment charge. This charge is excluded from adjusted earnings, adjusted EBITDA and underlying operating profit.
2 nm – not meaningful
3 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Fourth-Quarter Business Segment Highlights

Financial & Risk

•
Revenues were up 1% versus the prior-year period as the benefit from acquisitions was offset by a 1% decline in organic growth. Growth in Marketplaces and Governance, Risk & Compliance was offset by a decline in the Trading business. Investors revenues were unchanged from the prior-year period.

•	Recurring subscription-related revenues decreased 1%. Transactions-related revenues increased 12% (-1% organic) due to acquisitions. Recoveries revenues were flat and Outright revenues increased 9%.
•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were up 6%, while revenues in Asia declined 3% primarily related to Japan.
•
EBITDA was $483 million, up 5%, with a related margin of 26.7%. EBITDA margin increased 150 basis points from the prior-year period due to effective cost control and the $44 million of reorganization charges incurred in the prior-year period that did not repeat.

•
Operating profit was $324 million, up 4%, with a related margin of 17.9%. Operating profit margin increased 70 basis points related to the same items that impacted the EBITDA margin, offset by higher depreciation and amortization primarily from new product launches and investments made in prior periods.

•	Eikon desktops totaled 33,900 at the end of the fourth quarter, up approximately 33% from the end of the third quarter of 2012.

Trading

•	Revenues decreased 3% with growth in Commodities & Energy, Data Feeds and Elektron Managed Services offset by legacy desktop cancellations primarily in Equities and Fixed Income.
•	Recoveries revenues were down 3%.

Investors

•
Revenues were flat versus the prior-year period. Enterprise Content grew 9% and Wealth Management grew 5%. This was offset by a 7% decline in Investment Management (due to the impact of negative net sales) and a 3% decline in Corporates. Investment Banking was flat versus the prior-year period.

Marketplaces

•	Revenues increased 11% (flat organic) driven by the acquisitions of FXall and Rafferty in Tradeweb.

Governance, Risk & Compliance

•	Revenues grew 22% (18% organic) to $61 million.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Legal

•
Revenues increased 2% (1% organic). US Law Firm Solutions declined 1% with Business of Law revenues (FindLaw and Elite) growing 6% and research-related revenues declining 3%. Corporate, Government & Academic revenues rose 2%. Global businesses grew 10% with continued strong performance by Latin American operations.

•	EBITDA was up 5% from the prior-year period and the associated margin increased 100 basis points to 38.0%.
•	Operating profit was up 5% and the related margin was 29.8% compared to 28.9% in the prior-year period.
•	76% of Westlaw revenue was converted to WestlawNext as of the end of the fourth quarter.

Tax & Accounting

•	Revenues increased 4% (1% organic). Excluding Government, organic revenues rose 6%.
•	EBITDA declined 4% and the corresponding margin decreased 260 basis points to 37.3%. Excluding Government, EBITDA rose 9% and the related margin was flat.
•	35% of full-year 2012 EBITDA was generated in the fourth quarter.
•	Operating profit decreased 6% and the related margin decreased 300 basis points to 29.3%. Excluding Government, operating profit rose 10% and the related margin rose 30 basis points.
•	39% of full-year 2012 operating profit was generated in the fourth quarter.
•
Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•
Revenues were up 12% (3% organic). Life Sciences increased 6% and Scientific & Scholarly Research revenues increased 7%. IP Solutions revenues were up 20% related to the MarkMonitor acquisition in the third quarter of 2012.

•	EBITDA increased 5% with the corresponding margin declining 200 basis points to 33.6% primarily due to the dilutive impact of the MarkMonitor acquisition.
•	Operating profit increased 3% with the corresponding margin declining 200 basis points to 26.4%. The decline in the margin reflected the same items that impacted the EBITDA margin.
•
Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Corporate & Other (Including Media)

Media revenues for the full year 2012 were $331 million, up 1% from the prior year. Corporate & Other costs for the full year 2012 were $270 million, unchanged from the prior year.

Fourth-quarter Media revenues were $87 million, up 1% from the prior-year period. Fourth-quarter Corporate & Other costs were $92 million compared to $84 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today issued its business outlook for 2013. The company expects:

•	revenues to grow low single-digits;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 16.5% and 17.5%; and
•	free cash flow to range between $1.7 billion and $1.8 billion in 2013.

Our 2013 business outlook is based on expectations including adjustments for two new accounting pronouncements as well as the reclassification of certain businesses into disposals. To facilitate comparison with our 2013 outlook, Appendix A revises our 2012 actual results to a comparable basis.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

The board of directors approved a $0.02 per share increase in the annual dividend to $1.30 per share. A quarterly dividend of $0.325 per share is payable on March 15, 2013 to common shareholders of record as of February 25, 2013. This dividend increase marks the 20th consecutive annual dividend increase by the company.

In 2012, the company repurchased 5.9 million shares for an aggregate purchase price of $168 million pursuant to its Normal Course Issuer Bid (NCIB). The company repurchased 4.3 million shares under the current NCIB program which was renewed in May 2012 and authorizes the company to purchase up to 15 million shares.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2013 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to protect the brands and reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

CONTACT
MEDIA Carla Jones Senior Vice President +1 646 223 5285 carla.jones@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its full-year and fourth-quarter 2012 results today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	December 31,		Change
	2012	2011(1)	Total	Before Currency	Organic
Revenues
Trading	$830	$869	-4%	-3%	-3%
Investors	601	606	-1%	0%	-1%
Marketplaces	320	290	10%	11%	0%
Governance, Risk & Compliance	61	50	22%	22%	18%
Financial & Risk	1,812	1,815	0%	1%	-1%
Legal	861	843	2%	2%	1%
Tax & Accounting	351	341	3%	4%	1%
Intellectual Property & Science	250	225	11%	12%	3%
Corporate & Other (includes Media)	87	87	0%	1%	1%
Eliminations	(3)	(3)
Revenues from ongoing businesses (2)	3,358	3,308	2%	2%	0%
Other businesses (3)	41	269
Revenues	$3,399	$3,577	-5%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011	Change
Financial & Risk	$483	$458	5%	8%	26.7%	25.2%	150	bp
Legal	327	312	5%	5%	38.0%	37.0%	100	bp
Tax & Accounting	131	136	-4%	-4%	37.3%	39.9%	-260	bp
Intellectual Property & Science	84	80	5%	5%	33.6%	35.6%	-200	bp
Corporate & Other (includes Media)	(77)	(70)
Integration programs expenses	-	(64)
Adjusted EBITDA	$948	$852	11%	13%	28.2%	25.8%	240	bp

Underlying Operating Profit (5)
Financial & Risk	$324	$312	4%	7%	17.9%	17.2%	70	bp
Legal	257	244	5%	5%	29.8%	28.9%	90	bp
Tax & Accounting	103	110	-6%	-6%	29.3%	32.3%	-300	bp
Intellectual Property & Science	66	64	3%	3%	26.4%	28.4%	-200	bp
Corporate & Other (includes Media)	(92)	(84)
Underlying operating profit	$658	$646	2%	3%	19.6%	19.5%	10	bp

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Twelve Months Ended
	December 31,		Change
	2012	2011(1)	Total	Before Currency	Organic
Revenues
Trading	$3,345	$3,537	-5%	-3%	-3%
Investors	2,416	2,472	-2%	-1%	-2%
Marketplaces	1,213	1,134	7%	8%	1%
Governance, Risk & Compliance	219	154	42%	43%	17%
Financial & Risk	7,193	7,297	-1%	1%	-1%
Legal	3,286	3,221	2%	3%	1%
Tax & Accounting	1,206	1,050	15%	16%	5%
Intellectual Property & Science	894	852	5%	6%	3%
Corporate & Other (includes Media)	331	336	-1%	1%	1%
Eliminations	(11)	(13)
Revenues from ongoing businesses (2)	12,899	12,743	1%	3%	0%
Other businesses (3)	379	1,064
Revenues	$13,278	$13,807	-4%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011	Change
Financial & Risk	$1,842	$1,972	-7%	-4%	25.6%	27.0%	-140	bp
Legal	1,243	1,210	3%	3%	37.8%	37.6%	20	bp
Tax & Accounting	376	332	13%	14%	31.2%	31.6%	-40	bp
Intellectual Property & Science	303	296	2%	2%	33.9%	34.7%	-80	bp
Corporate & Other (includes Media)	(235)	(227)
Integration programs expenses	-	(215)
Adjusted EBITDA	$3,529	$3,368	5%	6%	27.4%	26.4%	100	bp

Underlying Operating Profit (5)
Financial & Risk	$1,215	$1,396	-13%	-9%	16.9%	19.1%	-220	bp
Legal	964	941	2%	2%	29.3%	29.2%	10	bp
Tax & Accounting	261	237	10%	11%	21.6%	22.6%	-100	bp
Intellectual Property & Science	235	237	-1%	-1%	26.3%	27.8%	-150	bp
Corporate & Other (includes Media)	(270)	(270)
Underlying operating profit	$2,405	$2,541	-5%	-4%	18.6%	19.9%	-130	bp

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit (Loss) to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2012	2011	Change		2012	2011	Change

Operating profit (loss)	$557	$(2,593)	nm		$2,651	$(705)	nm
Adjustments to remove:
Goodwill impairment	-	3,010			-	3,010
Amortization of other identifiable intangible assets	160	166			619	612
Integration programs expenses	-	64			-	215
Fair value adjustments	15	(37)			36	(149)
Other operating (gains) losses, net	(81)	98			(883)	(204)
Operating losses (profit) from Other businesses (1), (3)	7	(62)			(18)	(238)
Underlying operating profit (1)	$658	$646	2%		$2,405	$2,541	-5%
Adjustments:
Add: integration programs expenses	-	(64)			-	(215)
Remove: depreciation and amortization of computer software (excluding Other businesses (1), (3))	290	270			1,124	1,042
Adjusted EBITDA (1)	$948	$852	11%		$3,529	$3,368	5%

Underlying operating profit margin	19.6%	19.5%	10	bp	18.6%	19.9%	-130	bp
Adjusted EBITDA margin	28.2%	25.8%	240	bp	27.4%	26.4%	100	bp

Thomson Reuters Corporation
Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2012	2011	Change	2012	2011	Change

Earnings (loss) from continuing operations	$385	$(2,604)	nm	$2,121	$(1,396)	nm
Adjustments to remove:
Tax expense (benefit)	51	(78)		157	293
Other finance costs (income)	4	(4)		(40)	15
Net interest expense	95	95		390	396
Amortization of other identifiable intangible assets	160	166		619	612
Amortization of computer software	184	178		700	659
Depreciation	106	114		429	438
EBITDA	$985	$(2,133)	nm	$4,376	$1,017	nm
Adjustments to remove:
Share of post tax earnings and impairment in equity method investees	22	(2)		23	(13)
Other operating (gains) losses, net	(81)	98		(883)	(204)
Goodwill impairment	-	3,010		-	3,010
Fair value adjustments	15	(37)		36	(149)
EBITDA from Other businesses (1), (3)	7	(84)		(23)	(293)
Adjusted EBITDA (1)	$948	$852	11%	$3,529	$3,368	5%
____________________________
nm = not meaningful

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31, 2012			Three Months Ended December 31, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$324	$159	$483	$312	$146	$458
Legal	257	70	327	244	68	312
Tax & Accounting	103	28	131	110	26	136
Intellectual Property & Science	66	18	84	64	16	80
Corporate & Other (includes Media)	(92)	15	(77)	(84)	14	(70)
Integration programs expenses	na	na	-	na	na	(64)
	$658	$290	$948	$646	$270	$852

	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$1,215	$627	$1,842	$1,396	$576	$1,972
Legal	964	279	1,243	941	269	1,210
Tax & Accounting	261	115	376	237	95	332
Intellectual Property & Science	235	68	303	237	59	296
Corporate & Other (includes Media)	(270)	35	(235)	(270)	43	(227)
Integration programs expenses	na	na	-	na	na	(215)
	$2,405	$1,124	$3,529	$2,541	$1,042	$3,368
____________________________
** excludes Other businesses (1), (3)

na = not applicable

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Earnings (Loss) Attributable to Common Shareholders
to Adjusted Earnings (6)
 (millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
Earnings (loss) attributable to common shareholders	$372	$(2,572)	$2,070	$(1,390)
Adjustments to remove:
Goodwill impairment	-	3,010	-	3,010
Goodwill impairment attributable to non-controlling interests	-	(40)	-	(40)
Operating loss (profit) from Other businesses (1), (3)	7	(62)	(18)	(238)
Fair value adjustments	15	(37)	36	(149)
Other operating (gains) losses, net	(81)	98	(883)	(204)
Other finance costs (income)	4	(4)	(40)	15
Share of post tax earnings and impairment in equity method investees	22	(2)	23	(13)
Tax on above items	24	(47)	208	143
Interim period effective tax rate normalization (7)	8	10	-	-
Discrete tax items	(30)	(72)	(254)	(105)
Amortization of other identifiable intangible assets	160	166	619	612
Discontinued operations	(3)	(2)	(2)	(4)
Dividends declared on preference shares	(1)	(1)	(3)	(3)
Adjusted earnings (1)	$497	$445	$1,756	$1,634
Adjusted earnings per share (1)	$0.60	$0.54	$2.12	$1.96

Diluted weighted average common shares (in millions)	829.2	829.7	829.6	835.8

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Net cash provided by operating activities	$954	$942	$2,704	$2,597
Capital expenditures, less proceeds from disposals	(251)	(282)	(977)	(1,041)
Other investing activities	5	10	13	49
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Free cash flow	707	669	1,737	1,602
Remove: Other businesses (1), (3)	(9)	(67)	(70)	(215)
Free cash flow from ongoing businesses (1)	$698	$602	$1,667	$1,387

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Footnotes

(1)	Prior-period amounts have been reclassified to reflect the current presentation.
(2)
Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes the Media business) less eliminations. Other businesses (see note (3) below) are excluded. To facilitate comparison of actual results to the 2012 business outlook, ongoing businesses includes the Financial & Risk segment’s Investor Relations, Public Relations and Multimedia businesses (Corporate Services), which were announced for sale in December 2012. As our 2013 business outlook is based on expectations excluding these businesses, we have provided supplemental 2012 financial information in Appendix A, which excludes the results of these businesses.

(3)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification, except for Corporate Services (see note (2) above).

(millions of U.S. dollars)	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Other businesses	2012	2011	2012	2011
Revenues	$41	$269	$379	$1,064

Operating (loss) profit	$(7)	$62	$18	$238
Depreciation and amortization of computer software	-	22	5	55
EBITDA	$(7)	$84	$23	$293

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Media). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax earnings and impairment in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(8)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2011	2012	2011

Revenues	$3,399	$3,577	$13,278	$13,807
Operating expenses	(2,473)	(2,604)	(9,762)	(9,997)
Depreciation	(106)	(114)	(429)	(438)
Amortization of computer software	(184)	(178)	(700)	(659)
Amortization of other identifiable intangible assets	(160)	(166)	(619)	(612)
Goodwill impairment	-	(3,010)	-	(3,010)
Other operating gains (losses), net	81	(98)	883	204
Operating profit (loss)	557	(2,593)	2,651	(705)
Finance costs, net:
Net interest expense	(95)	(95)	(390)	(396)
Other finance (costs) income	(4)	4	40	(15)
Income (loss) before tax and equity method investees	458	(2,684)	2,301	(1,116)
Share of post tax earnings and impairment in equity method investees	(22)	2	(23)	13
Tax (expense) benefit	(51)	78	(157)	(293)
Earnings (loss) from continuing operations	385	(2,604)	2,121	(1,396)
Earnings from discontinued operations, net of tax	3	2	2	4
Net earnings (loss)	$388	$(2,602)	$2,123	$(1,392)

Earnings (loss) attributable to:
Common shareholders	372	(2,572)	2,070	(1,390)
Non-controlling interests	16	(30)	53	(2)

Basic earnings (loss) per share	$0.45	$(3.11)	$2.50	$(1.67)
Diluted earnings (loss) per share	$0.45	$(3.11)	$2.49	$(1.67)

Basic weighted average common shares	827,175,200	828,185,741	827,640,398	833,459,452
Diluted weighted average common shares	829,180,975	828,185,741	829,603,780	833,459,452

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	December 31,	December 31,
	2012	2011
Assets
Cash and cash equivalents	$1,301	$422
Trade and other receivables	1,835	1,984
Other financial assets	72	100
Prepaid expenses and other current assets	641	641
Current assets excluding assets held for sale	3,849	3,147
Assets held for sale	302	767
Current assets	4,151	3,914

Computer hardware and other property, net	1,423	1,509
Computer software, net	1,682	1,640
Other identifiable intangible assets, net	8,135	8,471
Goodwill	16,256	15,932
Other financial assets	360	425
Other non-current assets	515	535
Deferred tax	50	50
Total assets	$32,572	$32,476

Liabilities and equity
Liabilities
Current indebtedness	$1,008	$434
Payables, accruals and provisions	2,633	2,675
Deferred revenue	1,224	1,379
Other financial liabilities	95	81
Current liabilities excluding liabilities associated with assets held for sale	4,960	4,569
Liabilities associated with assets held for sale	35	35
Current liabilities	4,995	4,604

Long-term indebtedness	6,223	7,160
Provisions and other non-current liabilities	2,514	2,513
Other financial liabilities	37	27
Deferred tax	1,305	1,422
Total liabilities	15,074	15,726

Equity
Capital	10,371	10,288
Retained earnings	8,311	7,633
Accumulated other comprehensive loss	(1,537)	(1,516)
Total shareholders’ equity	17,145	16,405
Non-controlling interests	353	345
Total equity	17,498	16,750
Total liabilities and equity	$32,572	$32,476

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Cash provided by (used in):
Operating activities
Net earnings	$388	$(2,602)	$2,123	$(1,392)
Adjustments for:
Depreciation	106	114	429	438
Amortization of computer software	184	178	700	659
Amortization of other identifiable intangible assets	160	166	619	612
Net (gains) losses on disposals of businesses and investments	(14)	1	(829)	(388)
Goodwill impairment	-	3,010	-	3,010
Deferred tax	98	27	(118)	(202)
Other	(20)	(22)	(61)	139
Changes in working capital and other items	52	70	(159)	(279)
Net cash provided by operating activities	954	942	2,704	2,597

Investing activities
Acquisitions, net of cash acquired	(26)	(172)	(1,301)	(1,286)
Proceeds from (payments for) disposals, net of taxes paid	94	(90)	1,901	415
Capital expenditures, less proceeds from disposals	(251)	(282)	(977)	(1,041)
Other investing activities	5	10	13	49
Investing cash flows from continuing operations	(178)	(534)	(364)	(1,863)
Investing cash flows from discontinued operations	-	5	90	56
Net cash used in investing activities	(178)	(529)	(274)	(1,807)

Financing activities
Proceeds from debt	-	349	-	349
Repayments of debt	-	(2)	(2)	(648)
Net borrowings (repayments) under short-term loan facilities	1	(663)	(422)	400
Repurchases of common shares	-	(7)	(168)	(326)
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid on common shares	(255)	(248)	(1,021)	(960)
Other financing activities	13	(8)	65	(39)
Net cash used in financing activities	(242)	(580)	(1,551)	(1,227)

Translation adjustments on cash and cash equivalents	(2)	-	-	(5)
Increase (decrease) in cash and cash equivalents	532	(167)	879	(442)
Cash and cash equivalents at beginning of period	769	589	422	864
Cash and cash equivalents at end of period	$1,301	$422	$1,301	$422

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Appendix A

The following supplemental information is provided to facilitate comparison to our 2013 business outlook which is based on expectations including the adjustments described in note 1 to this appendix.

Thomson Reuters Corporation
2012 Supplemental Information (1),(2)
(millions of U.S. dollars,
except per share amounts)
(unaudited)

	Twelve Months Ended December 31,				Twelve Months Ended December 31,
	2012		IFRS Accounting Amendments		2012
Non-IFRS Financial Measures	Actual	Less: Disposals	Joint ventures	Pension	Revised
Revenues from ongoing businesses (3)	$12,899	(310)	(146)	-	$12,443

Adjusted EBITDA (5)	$3,529	(125)	(46)	(48)	$3,310

Underlying operating profit (6)	$2,405	(119)	(33)	(48)	$2,205

Adjusted earnings (7)	$1,756	(89)	(19)	(81)	$1,567

Adjusted earnings per share (7)	$2.12	$(0.11)	$(0.02)	$(0.10)	$1.89

Free cash flow from ongoing businesses (8)	$1,667	(116)	-	-	$1,551

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Appendix A

Thomson Reuters Corporation
Business Segment Information
2012 Supplemental Information (1),(2)
(millions of U.S. dollars)
(unaudited)

	Twelve Months Ended
	December 31, 2012
	Revised
Revenues
Trading	$2,624
Investors	2,195
Marketplaces	1,764
Governance, Risk & Compliance	219
Financial & Risk	6,802
Legal	3,266
Tax & Accounting	1,161
Intellectual Property & Science	894
Corporate & Other (includes Media)	331
Eliminations	(11)
Revenues from ongoing businesses (3)	$12,443

Adjusted EBITDA (5)		Margin
Financial & Risk	$1,691	24.9%
Legal	1,246	38.2%
Tax & Accounting	352	30.3%
Intellectual Property & Science	303	33.9%
Corporate & Other (includes Media)	(282)
Adjusted EBITDA	$3,310	26.6%

Underlying Operating Profit (6)		Margin
Financial & Risk	$1,082	15.9%
Legal	967	29.6%
Tax & Accounting	238	20.5%
Intellectual Property & Science	235	26.3%
Corporate & Other (includes Media)	(317)
Underlying operating profit	$2,205	17.7%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2012 Results

Appendix A

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (6)
to Adjusted EBITDA (5) by Business Segment
2012 Supplemental Information (1),(2)
(millions of U.S. dollars)
(unaudited)

	Twelve Months Ended December 31, 2012 Revised
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software (9)	Adjusted EBITDA

Financial & Risk	$1,082	$609	$1,691
Legal	967	279	1,246
Tax & Accounting	238	114	352
Intellectual Property & Science	235	68	303
Corporate & Other (includes Media)	(317)	35	(282)
	$2,205	$1,105	$3,310

Footnotes

(1)	The following adjustments are included in the supplemental schedules in this appendix to facilitate comparison to our 2013 business outlook, which is based on expectations including these adjustments:
•	New disposals we will report in 2013, including our Financial & Risk segment’s Corporate Services business announced for sale in December 2012, are excluded from ongoing businesses.
•
Effective January 1, 2013, with retrospective application to 2012, IFRS no longer allows proportionate consolidation of joint ventures. Joint ventures must now be accounted for as equity investments. Thomson Reuters excludes equity investments from adjusted earnings.

•
Effective January 1, 2013, with retrospective application to 2012, IFRS requires new accounting for the interest component of pension expense. This change increased 2012 pension expense by $111 million. Additionally, the 2012 interest component of pension expense, $63 million, will now be reported as a component of interest expense rather than as part of operating expenses.

(2)	The realignment of certain products within the Financial & Risk segment, effective January 1, 2013, has been reflected in this appendix to facilitate comparability of our business results.
(3)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes the Media business) less eliminations. Other businesses (see note (4) below) are excluded.
(4)	Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification (see note (1) above).
(5)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(6)
Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Media). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(7)
Adjusted earnings and adjusted earnings per share include dividends declared on preference shares, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains, certain impairment charges, the results of Other businesses (see note (4) above), other finance costs (income), Thomson Reuters share of post-tax earnings and impairment in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

(8)
Free cash flow from ongoing businesses is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares and excludes Other businesses (see note (4) above).

(9)	Excludes Other businesses (see note (4) above).